Exhibit 99.5

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2020

UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

	Particulars	Three months ended			Nine months ended		Year ended
		December 31, 2020	September 30, 2020	December 31, 2019	December 31, 2020	December 31, 2019	March 31, 2020
	Income from operations
	a) Revenue	156,700	151,145	154,705	456,976	453,122	610,232
	b) Other operating income/(loss), net	—	(178)	—	(81)	749	1,144
	c) Foreign exchange gains	566	338	727	2,109	2,176	3,169

I	Total income from operations	157,266	151,305	155,432	459,004	456,047	614,545

	Expenses
	a) Purchase of stock-in-trade	1,461	1,666	2,083	4,893	6,423	9,360
	b) (Increase)/Decrease in inventories of finished goods and stock-in-trade	(227)	330	604	279	1,814	2,022
	c) Employee benefit expense	82,769	83,168	82,381	246,199	241,123	326,571
	d) Depreciation, amortization and impairment	7,927	6,580	5,295	20,661	15,064	20,862
	e) Sub-contracting/ technical fees	20,657	20,240	22,764	62,115	67,750	90,521
	f) Facility expenses	4,996	5,344	4,881	14,967	14,662	19,733
	g) Travel	1,394	1,264	4,956	3,948	14,138	18,169
	h) Communication	1,462	1,801	1,213	4,617	3,495	4,812
	i) Legal and professional fees	1,437	1,224	1,142	3,972	3,477	4,733
	j) Marketing and brand building	283	267	690	679	1,953	2,532
	k) Lifetime expected credit loss	(230)	256	(72)	1,615	649	1,043
	l) Other expenses	1,524	1,030	2,262	6,173	6,158	8,457

II	Total expenses	123,453	123,170	128,199	370,118	376,706	508,815

III	Finance expenses	1,400	1,267	1,844	3,966	5,675	7,328
IV	Finance and Other Income	5,975	5,209	5,370	16,465	19,174	24,081
V	Share of net profit/(loss) of associates accounted for using the equity method	101	(6)	34	126	16	29

VI	Profit before tax [I-II-III+IV+V]	38,489	32,071	30,793	101,511	92,856	122,512

VII	Tax expense	8,524	7,228	6,164	22,590	18,594	24,799

VIII	Profit for the period [VI-VII]	29,965	24,843	24,629	78,921	74,262	97,713

IX	Total Other comprehensive income	1,624	682	297	7,295	2,889	4,613

	Total comprehensive income for the period [VIII+IX]	31,589	25,525	24,926	86,216	77,151	102,326

X	Profit for the period attributable to:
	Equity holders of the Company	29,667	24,656	24,558	78,225	73,958	97,218
	Non-controlling Interest	298	187	71	696	304	495

		29,965	24,843	24,629	78,921	74,262	97,713

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	31,306	25,312	24,842	85,573	76,793	101,673
	Non-controlling Interest	283	213	84	643	358	653

		31,589	25,525	24,926	86,216	77,151	102,326

XI	Paid up equity share capital (Face value ₹ 2 per share)	11,431	11,430	11,426	11,431	11,426	11,427
XII	Reserves excluding revaluation reserves and Non-controlling Interest as per balance sheet						546,031
XIII	Earnings per share (EPS)
	(Equity shares of par value of ₹ 2/- each) (EPS for the three and nine months ended periods is not annualized)
	Basic (in ₹)	5.21	4.33	4.31	13.74	12.58	16.67
	Diluted (in ₹)	5.17	4.32	4.30	13.46	12.55	16.62

1.

The audited consolidated financial results of the Company for the three and nine months ended December 31, 2020 have been approved by the Board of Directors of the Company at its meeting held on January 13, 2021. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued an audit report with unmodified opinion on the consolidated financial results.

2.

The above consolidated financial results have been prepared from the interim condensed consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

3.	Estimation uncertainty relating to the global health pandemic on COVID-19

In assessing the recoverability of receivables including unbilled receivables, contract assets and contract costs, goodwill, intangible assets, and certain investments, the Company has considered internal and external information up to the date of approval of these consolidated financial results including credit reports and economic forecasts. The Company has performed sensitivity analysis on the assumptions used herein. Based on the current indicators of future economic conditions, the Company expects to recover the carrying amount of these assets.

The Company basis its assessment believes that the probability of the occurrence of forecasted transactions is not impacted by COVID-19. The Company has also considered the effect of changes, if any, in both counterparty credit risk and own credit risk while assessing hedge effectiveness and measuring hedge ineffectiveness and continues to believe that there is no impact on effectiveness of its hedges.

The impact of COVID-19 remains uncertain and may be different from what we have estimated as of the date of approval of these consolidated financial results and the Company will continue to closely monitor any material changes to future economic conditions.

4.	List of subsidiaries and investments accounted for using equity method as at December 31, 2020 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
		Opus Capital Markets Consultants, LLC	USA
		Wipro Promax Analytics Solutions Americas, LLC	USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		HealthPlan Services, Inc. **	USA
		Appirio, Inc. **	USA
		Designit North America, Inc. (formerly known as Cooper Software Inc.)	USA
		Infocrossing, LLC	USA
		Wipro US Foundation	USA
		International TechneGroup Incorporated **	USA
		Rational Interaction, Inc. **	USA

Wipro Overseas IT Services Pvt. Ltd			India

Wipro Japan KK			Japan

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro Holdings (UK) Limited			U.K.

	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
		Designit Tokyo Ltd.	Japan
		Designit Spain Digital, S.L. **	Spain
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.
	Wipro IT Services S.R.L.		Romania
	4C NV		Belgium
		4C Danmark ApS	Denmark
		4C Nederland B.V	Netherlands
		Weare4C UK Limited **	U.K.
		4C Consulting France	France

Wipro IT Services UK Societas			U.K.
	Wipro Doha LLC #		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Philippines, Inc.		Philippines
	Wipro Holdings Hungary Korlátolt Felelosségu Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelosségu Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia
	Wipro Poland SP Z.O.O		Poland
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro Technologies Australia Pty Ltd		Australia
	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A. **	Portugal
		Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C.	Peru
		Wipro do Brasil Servicos de Tecnologia S.A.	Brazil
		Wipro do Brasil Technologia Ltda **	Brazil
	Wipro Technologies SA		Argentina
	Wipro Technologies S.R.L.		Romania
	PT. WT Indonesia		Indonesia

	Wipro (Thailand) Co. Limited	Thailand
	Wipro Bahrain Limited Co. S.P.C.	Bahrain
	Wipro Gulf LLC	Sultanate of Oman
	Rainbow Software LLC	Iraq

Wipro Networks Pte Limited		Singapore
	Wipro (Dalian) Limited	China
	Wipro Technologies SDN BHD	Malaysia

Wipro Chengdu Limited		China

Wipro IT Services Bangladesh Limited		Bangladesh

Wipro HR Services India Private Limited		India

Encore Theme Technologies Private Limited *		India

*

All the above direct subsidiaries are 100% held by the Company except that the Company holds 83.4% of the equity securities of Encore Theme Technologies Private Limited, 66.67% of the equity securities of Wipro Arabia Co. Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Co. Limited.

The remaining 16.6% equity securities of Encore Theme Technologies Private Limited will be acquired subject to and after receipt of certain regulatory approvals/confirmations.

#

51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company. The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India.

**

Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, Designit Spain Digital, S.L, HealthPlan Services, Inc, Appirio, Inc, International TechneGroup Incorporated, Rational Interaction, Inc. and Weare4C UK Limited are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Cellent GmbH	Austria

Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
	IVIA Servicos de Informatica Ltda		Brazil

Designit Spain Digital, S.L.			Spain
	Designit Colombia S A S		Colombia
	Designit Peru SAC		Peru

HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA

International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	International TechneGroup S.R.L.		Italy
		MechWorks S.R.L.	Italy

Appirio, Inc.			USA
	Appirio, K.K		Japan
	Topcoder, LLC.		USA
	Appirio Ltd		Ireland
		Appirio Ltd (UK)	U.K.

Rational Interaction, Inc.			USA
	Rational Consulting Australia Pty Ltd		Australia
	Rational Interaction Limited		Ireland

Weare4C UK Limited			U.K.
	CloudSocius DMCC		UAE

As at December 31, 2020 the Company held 43.7% interest in Drivestream Inc, 33% interest in Denim Group Limited and 33.3% in Denim Group Management, LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

5.	Segment Information

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (“ISRE”).

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. The industry verticals are as follows: Banking, Financial Services and Insurance (“BFSI”), Health Business unit (“Health BU”), Consumer Business unit (“CBU”), Energy, Natural Resources & Utilities (“ENU”), Manufacturing (“MFG”), Technology (“TECH”) and Communications (“COMM”). Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

As announced on November 12, 2020, in order to broad base our growth, effective January 1, 2021, we re-organized our IT Services segment from seven industry verticals to four Strategic Market Units (“SMUs”) as follows—Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”). We will report our IT Services segment information organized by SMUs from quarter ending March 31, 2021.

IT Products: The Company is a value-added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

ISRE: This segment consists of IT Services offerings to entities or departments owned or controlled by Government of India and/ or any State Governments.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (“CODM”) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the three months ended December 31, 2020, September 30, 2020 and December 31, 2019, and nine months ended December 31, 2020 and December 31, 2019, and year ended March 31, 2020 are as follows:

(₹ in millions)

	Three months ended			Nine months ended		Year ended
Particulars	December 31, 2020	September 30, 2020	December 31, 2019	December 31, 2020	December 31, 2019	March 31, 2020
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue
IT Services
BFSI	46,825	45,995	46,612	137,648	137,767	184,457
Health BU	21,266	20,294	19,799	61,320	57,651	78,240
CBU	25,077	23,927	25,443	72,183	71,339	97,008
ENU	20,076	18,990	19,553	58,345	56,873	76,443
TECH	19,394	18,478	18,584	57,542	56,392	75,895
MFG	12,677	12,175	12,450	36,672	35,672	48,158
COMM	8,016	7,822	8,565	23,258	25,387	33,840

Total of IT Services	153,331	147,681	151,006	446,968	441,081	594,041
IT Products	1,552	1,691	2,576	5,501	8,218	11,010
ISRE	2,393	2,119	1,847	6,629	6,059	8,400
Reconciling Items	(10)	(8)	3	(13)	(60)	(50)

Total Revenue	157,266	151,483	155,432	459,085	455,298	613,401

Other operating income/(loss), net
IT Services	—	(178)	—	(81)	749	1,144

Total Other operating income/(loss), net	—	(178)	—	(81)	749	1,144

Segment Result
IT Services
BFSI	9,820	9,209	8,246	27,546	25,988	34,132
Health BU	4,359	4,005	3,186	11,092	8,978	12,027
CBU	6,166	5,507	4,725	16,092	12,183	16,729
ENU	3,688	3,329	3,130	10,586	8,410	12,176
TECH	3,128	2,632	3,256	9,927	10,406	14,312
MFG	2,552	2,379	2,385	7,159	6,916	9,252
COMM	1,445	1,320	1,444	3,656	4,006	5,336
Unallocated	2,046	148	1,360	3,400	3,124	2,577
Other operating income/(loss), net	—	(178)	—	(81)	749	1,144

Total of IT Services	33,204	28,351	27,732	89,377	80,760	107,685

IT Products	89	(300)	(140)	(87)	(398)	(282)
ISRE	473	114	(528)	487	(1,341)	(1,822)
Reconciling Items	47	(30)	169	(891)	320	149

Total	33,813	28,135	27,233	88,886	79,341	105,730
Finance Expense	(1,400)	(1,267)	(1,844)	(3,966)	(5,675)	(7,328)
Finance and Other Income	5,975	5,209	5,370	16,465	19,174	24,081
Share of net profit/ (loss) of associates accounted for using the equity method	101	(6)	34	126	16	29

Profit before tax	38,489	32,071	30,793	101,511	92,856	122,512

Notes (₹ in millions)

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.

b)	During the three and nine months ended December 31, 2020, the Company has contributed ₹ Nil, and ₹ 991, respectively towards COVID-19 and is reported in Reconciling items.

c)	Revenue from sale of traded cloud-based licenses is reported as part of IT Services revenues.

d)	Revenue from sale of company owned intellectual properties is reported as part of IT Services revenues

e)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues amounting to ₹ 566, ₹ 338 and ₹ 727 for the three months ended December 31, 2020, September 30, 2020 and December 31, 2019 respectively, and ₹ 2,109 and ₹ 2,176 for the nine months ended December 31, 2020 and December 31, 2019 respectively, and ₹ 3,169 for the year ended March 31, 2020, which is reported as a part of operating profit in the interim condensed consolidated statement of income.

f)

For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight-line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual operating segments is reported in Reconciling items.

g)

The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under Reconciling items.

h)

Other operating income/(loss), net of ₹ Nil, ₹ (178) and ₹ Nil is included as a part of IT Services segment results for the three months ended December 31, 2020, September 30, 2020 and December 31, 2019 respectively, and ₹ (81) and ₹ 749 for the nine months ended December 31, 2020 and December 31, 2019 respectively, and ₹ 1,144 for the year ended March 31, 2020. Refer to Note 6

i)

Segment results are after considering the impact of impairment charge of ₹ 1,040 in TECH industry vertical for the three months ended December 31, 2020 and ₹ 1,302 and ₹ 192 in TECH and BFSI industry vertical, respectively, for the nine months ended December 31, 2020. Further, an impairment charge of ₹ 633 for the three and nine months ended December 31, 2020, towards certain marketing related intangible assets recognized on acquisitions, is allocated to all IT Services industry vertical. The remaining impairment charge of ₹ Nil and ₹ 300 for the three and nine months ended December 31, 2020, respectively is included under unallocated.

j)

Segment results of IT Services segment are after recognition of share-based compensation expense of ₹ 642, ₹ 836 and ₹ 16, for the three months ended December 31, 2020, September 30, 2020 and December 31, 2019, respectively, and ₹ 1,880 and ₹ 847 for the nine months ended December 31, 2020 and December 31, 2019 respectively, and ₹ 1,229 for the year ended March 31, 2020. The share-based compensation expense pertaining to other segments is not material.

6.	Other operating income/(loss), net (₹ in millions)

The Company has partially met the first and second-year business targets pertaining to sale of hosted data center business concluded during the year ended March 31, 2019. Change in fair value of the callable units pertaining to achievement of the business targets amounting to ₹ Nil , ₹ (178) and ₹ Nil for the three months ended December 31, 2020, September 30, 2020 and December 31, 2019 respectively, and ₹ (81)    and ₹ 597 for the nine months ended December 31, 2020, and December 31, 2019 respectively, and ₹ 992 for the year ended March 31, 2020 has been recognized under other operating income/(loss), net.

The Company concluded the sale of assets pertaining to Workday business and Cornerstone OnDemand business in Portugal, France and Sweden during the year ended March 31, 2020. Gain arising from such transaction of ₹ Nil for the three months ended December 31, 2019, ₹ 152 for the nine months ended December 31, 2019 and ₹ 152 for the year ended March 31,2020, has been recognized under other operating income/(loss), net.

7.	Business combination (₹ in millions)

During the nine months ended December 31, 2020, the Company has completed two business combinations (which individually are not material) for a total consideration of ₹ 7,853. These include (a) acquisition of IVIA Serviços de Informática Ltda. (“IVIA”), a specialized IT services provider to financial services, retail and manufacturing sectors in Brazil (b) acquisition of 4C NV and its subsidiaries (“4C”), a Salesforce multi-cloud partner in Europe, U.K. and the Middle East, and (c) acquisition of Encore Theme Technologies Private Limited (“ETT’’), a Finastra trade finance solutions partner across the Middle East, Africa, India and Asia Pacific. The following table presents the provisional purchase price allocation:

(₹ in millions)

Description	Purchase price allocated
Net assets	₹	503
Customer related intangibles		981
Marketing related intangibles		566
Deferred tax liabilities on intangible assets		(429)

Total	₹	1,621
Goodwill		6,232

Total purchase price	₹	7,853

The total consideration for IVIA includes a deferred earn-out component of ₹ 497, which is linked to achievement of revenues and earnings over a period of 3 years ending September 30, 2023. The fair value of the earn-out liability was estimated by applying the discounted cash-flow approach considering discount rate of 5.7% and probability adjusted revenue and earnings estimates. This earn-out liability was fair valued at ₹ 460 and recorded as part of provisional purchase price allocation.

The total consideration for ETT includes a deferred earn-out component of ₹ 305, which is linked to achievement of revenues and earnings over a period of 1.5 years ending March 31, 2022. The fair value of the earn-out liability was estimated by applying the discounted cash-flow approach considering discount rate of 7.4% and probability adjusted revenue and earnings estimates. This earn-out liability was fair valued at ₹ 196 and recorded as part of provisional purchase price allocation.

Net assets acquired include ₹ 887 of cash and cash equivalents. The goodwill of ₹ 6,232 comprises value of acquired workforce and expected synergies arising from the business combinations. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes. The pro-forma effects of these business combinations on the Company’s results were not material.

8.

The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stake holders which are under active consideration by the Ministry. Based on an initial assessment by the Company and its Indian subsidiaries, the additional impact on Provident Fund contributions by the Company and its Indian subsidiaries is not expected to be material, whereas, the likely additional impact on Gratuity liability / contributions by the Company and its Indian subsidiaries could be material. The Company and its Indian subsidiaries will complete their evaluation once the subject rules are notified and will give appropriate impact in the financial results in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

9.	Buyback of equity shares

On October 13, 2020, the Board of Directors approved a proposal to Buyback up to 237,500,000 equity shares of ₹ 2 each (representing 4.16% of total paid-up equity share capital as at September 30, 2020) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 400 per equity share for an aggregate amount not exceeding ₹ 95,000 million (“Buyback”), in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended and the Companies Act, 2013 and rules made thereunder (“Buyback Regulations”). Subsequently, the shareholders of the Company approved the Buyback through postal ballot (including e-voting) on November 16, 2020 and December 11, 2020 was fixed as the record date for the Buyback. In accordance with the provisions of the Buyback Regulations, the Letter of offer for the buyback was approved by SEBI on December 21, 2020 and tender period for Buyback opened on December 29, 2020 and will close on January 11, 2021. Consequently, the Company has recorded a liability towards gross obligation on Buyback of equity shares of ₹ 95,000 million and the corresponding liability for tax on buyback of ₹ 22,021 million as at December 31, 2020.

10.

Diluted earnings per share for each of the three months ended June 30, September 30 and December 31 will not add up to diluted earnings per share for the nine months ended December 31, 2020, on account of dilutive effect of liability for proposed buyback of equity shares.

11.

On October 13, 2020, the Company entered into a definitive agreement to acquire Eximius Design, LLC and Eximius Design India Private Limited, a leading engineering services company with expertise in semiconductor, software and systems design for a total consideration of USD 80 million. The acquisition is subject to customary closing conditions and regulatory approvals and is expected to be concluded in the quarter ending March 31, 2021.

12.

On December 22, 2020, as part of strategic partnership, the Company entered into a definitive agreement with Metro AG to take over the IT units in Germany and Romania. The consummation of the transaction is subject to receipt of regulatory approvals and customary closing conditions and is expected to be completed by April 30, 2021.

13.	Events after the reporting period

The Board of Directors in their meeting held on January 13, 2021, declared an interim dividend of ₹ 1/- (USD 0.01) per equity share and ADR (50% on an equity share of par value of ₹ 2/-).

By order of the Board,	For, Wipro Limited

Place: Bengaluru Date: January 13, 2021	Rishad A. Premji Chairman